SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the registrant [X]

Filed by a party other than the registrant [＿]

Check the appropriate box:

[  ]    Preliminary Proxy Statement.
[  ]    Confidential, for use of the Commission only (as permitted by Rule 14a-6(e)(2)).
[X]    Definitive Proxy Statement
[＿]    Definitive additional materials.
[＿]    Soliciting material pursuant to Rule 14a-11 (c) or Rule 14a-12.


--------------------------------------------------------------------------------

AMERICAN INDEPENDENCE CORP.
(Name of Registrant as Specified in Its Charter)

--------------------------------------------------------------------------------


Payment of Filing Fee (Check the appropriate box):

[X]    No fee required.

[＿]    Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)  Title of each class of securities to which transaction applies:

(2)  Aggregate number of securities to which transaction applies:

(3)  Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)  Proposed maximum aggregate value of transaction:

(5)  Total fee paid:

[＿]    Fee paid previously with preliminary materials.

[__]     Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)  Amount Previously Paid:

(2)  Form, Schedule or Registration Statement No.:

(3)  Filing Party:

(4)  Date Filed:

AMERICAN INDEPENDENCE CORP.
485 Madison Avenue, 14<sup>th</sup> Floor
New York, New York 10022

July 8, 2003

To the Stockholders:

The written consent of the holders of AMERICAN INDEPENDENCE CORP'S common stock, par value $0.01 per share, of record at the close of business on July 1, 2003 is requested in regard to an amendment to AMERICAN INDEPENDENCE CORP's Second Amended and Restated Certificate of Incorporation to reduce the number of authorized shares, as described in the accompanying Consent Solicitation Statement. It is requested that your written consent, using the accompanying Consent Card, be delivered to REGISTRAR AND TRANSFER COMPANY, at 10 Commerce Drive, Cranford, New Jersey 07016, Attention: Proxy Department on or before July 18, 2003. An addressed return envelope is enclosed for this purpose, which requires no postage if mailed in the United States.

By Order of the Board of Directors,


/s/ David T. Kettig
David T. Kettig,
Secretary

AMERICAN INDEPENDENCE CORP.
485 Madison Avenue, 14<sup>th</sup> Floor
New York, New York 10022

CONSENT SOLICITATION STATEMENT
FOR
THE SOLICITATION OF WRITTEN CONSENTS
TO THE ADOPTION OF AN AMENDMENT TO THE SECOND AMENDED AND
RESTATED CERTIFICATE OF INCORPORATION

This Consent Solicitation Statement is furnished to the stockholders of AMERICAN INDEPENDENCE CORP., a Delaware corporation, by the Board of Directors in connection with the solicitation by the Company of the written consents of the stockholders to the adoption of an amendment (the "Amendment") to the Second Amended and Restated Certificate of Incorporation of the Company.

The purpose of the Amendment is to decrease the number of shares of common stock, par value $0.01, which the Company has authority to issue by 85,000,000 from 100,000,000 to 15,000,000, and, consequently, to decrease the total number of shares of all classes of stock which the Company shall have authority to issue by 88,999,000, from 104,000,000 to 15,001,000. The text of the Amendment is set forth below under the heading "The Amendment."

The Company intends to distribute this Consent Solicitation Statement and the accompanying consent card commencing on or about July 10, 2003 to the holders of record of the Company's common stock as of the close of business on July 1, 2003. This date is referred to as the "record date." Written consents of stockholders representing a majority of the outstanding shares of common stock at the record date are required to approve the Amendment.

The principal executive offices of the Company are located at 485 Madison Avenue, 14<sup>th</sup> Floor, New York, New York 10022, and the telephone number of the Company is (212) 355-4141 ext. 3047.

**Reasons for the Amendment**

The Board of Directors has unanimously adopted a resolution approving, declaring advisable and recommending to the stockholders for their consent the Amendment. The Amendment will reduce the number of authorized shares of common stock and preferred stock to 15,001,000. As a result of the one-for-three reverse split of the Company's common stock effective February 13, 2003, the Company has outstanding, as of the record date, 8,417,195 shares of Common Stock, par value $.01 per share, and no outstanding shares of preferred stock. The Board of Directors believes that maintaining a ratio of authorized shares of Common Stock to issued and outstanding shares of Common Stock of approximately 1.8 to 1 is more appropriate than the current ratio of more than 11 to 1. If the Amendment is approved, the Company's franchise taxes will be reduced by approximately $100,000 on an annualized basis, based on current franchise tax rates, because the Delaware franchise tax is based in part on the number of authorized shares.  Assuming effectiveness of the Amendment as of July 18, 2003, the Company would expect to save approximately $50,000 for the balance of the 2003 year.

## The Amendment

The first paragraph of Article FOURTH of the Company's Second Amended and Restated Certificate of Incorporation reads as follows before giving effect to the Amendment:

> (A)   This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock."   The total number of shares which the Corporation is authorized to issue is 104,000,000 shares.   100,000,000 shares shall be Common Stock, $.01 par value, and 4,000,000 shares shall be Preferred Stock, $.10 par value.

Pursuant to the Amendment, the first paragraph of Article FOURTH of the Certificate would be deleted and replaced by the following:

> (A)   This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock."   The total number of shares which the Corporation is authorized to issue is 15,001,000 shares. 15,000,000 shares shall be Common Stock, $.01 par value, and 1,000 shares shall be Preferred Stock, $.10 par value.

**The Board of Directors has adopted resolutions that set forth the Amendment, declare the advisability of the Amendment, and submit the Amendment to the stockholders for approval.  The Board recommends approval of the Amendment by the stockholders.**

# The Consent Procedure

## *General*

The Amendment is submitted for stockholder approval by written consent. No meeting of the stockholders will be held to vote on this matter. Only stockholders of record as of July 1, 2003 are entitled to consent, to withhold their consent, or to revoke their consent, to the Amendment. Stockholders are entitled to one vote for each outstanding share of common stock held at the record date. As of the record date there were 8,417,195 issued and outstanding shares of common stock.

Consents, once dated, signed, and delivered to the Company, will remain effective unless and until revoked by written notice of revocation dated, signed, and delivered to the Company at the address set forth below on or before the time that the Company has received written consents from holders of a majority of the outstanding shares of common stock.

Madison Investors Corporation, which owns 31.7% of the outstanding common stock as of the record date, has indicated its intent to deliver to the Company its written consent approving the Amendment.

The Amendment will be approved at such time as the Company holds unrevoked written consents of stockholders approving the Amendment representing a majority of the outstanding shares of common stock at the record date. Consequently, the withholding of consent, abstentions and the failure to deliver a Consent Card would all have the effect of a vote against approval of the Amendment.

Stockholders are requested to indicate approval of the Amendment by signing and dating the Consent Card, checking the box on the Consent Card which corresponds to the approval of the Amendment, and delivering the Consent Card to the Company at the address set forth below. Withholding of consent to the Amendment, or abstention with respect to the approval of the Amendment, may be indicated by signing and dating the Consent Card, checking the box which corresponds to withholding of consent to the Amendment or abstention with respect to the approval of the Amendment, respectively, and delivering the Consent Card to the Company at the address set forth below.

A Consent Card which has been signed, dated and delivered to the Company without any of the boxes for approval, withholding of consent, or abstention checked will constitute a consent to the Amendment.

Consent Cards may be delivered to the Company at the following address:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Attention: Proxy Department

Consent Cards should be delivered to the Company as soon as possible. An addressed return envelope is enclosed for this purpose, which requires no postage if mailed in the United States. Consent Cards and revocations of consents will be deemed to have been received by the Company upon actual delivery at the above address.

### *Absence of Appraisal Rights*

Stockholders who abstain from consenting with respect to the Amendment, who withhold consent to the Amendment, or who do not deliver a Consent Card do not have the right to an appraisal of their shares of Common Stock or any similar dissenters' rights under applicable law.

### *Expense of Consent Solicitation*

The Company will bear the entire cost of the solicitation of stockholder approval of the amendment, including the preparation, assembly, printing and mailing of this consent statement and any additional material furnished to stockholders. In addition, the Company may reimburse certain persons for their costs of forwarding the solicitation material to stockholders. The Company does not anticipate that it will be necessary to supplement its solicitation of consents by mail with telephone, telegram or personal solicitation of consents by directors, officers or employees of the Company. However, if such persons are called upon to solicit consents on behalf of the Company, no additional compensation will be paid for any of such services.

## Security Ownership of Certain Beneficial Owners and Management
## Ownership of the Company

The following table sets forth, as of the record date, certain information relating to the ownership of the common stock by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of the common stock, (ii) each of the Company's directors, (iii) each executive officer as of September 30, 2002, the Company's last completed fiscal year, and (iv) all of such executive officers and directors as a group.

| NAME OF BENEFICIAL OWNER | NUMBER OF COMMON STOCK SHARES BENEFICIALLY OWNED | PERCENTAGE OF OUTSTANDING SHARES BENEFICIALLY OWNED |
|---|---|---|
| 5% OWNERS (1): | | |
| Madison Investors Corporation (2) . . . | 2,666,666 | 31.7% |
| Mediacom LLC (3). . . . . . . . . . . | 539,053 | 6.4% |
| White Rock Capital Management, L.P. (4) | 584,333 | 6.9% |

(1) Based on filings by such owners with the Securities and Exchange Commission supplemented, in the case of Madison Investors Corp. ("MIC"), by information provided to the Company in response to a questionnaire.

(2) The business address of MIC is 96 Cummings Point Road, Stamford, CT 06902.

(3)  The business address of Mediacom is 100 Crystal Run Road, Middletown, NY 10941.

(4) Includes shares that may be deemed to be beneficially owned by White Rock Capital Partners, L.P.; White Rock Capital Management, L.P.; White Rock Capital, Inc.; Thomas U. Barton; and Joseph U. Barton.  The business address of these entities is 3131 Turtle Creek Blvd., Dallas, TX 75219.

| NAME AND ADDRESS OF BENEFICIAL OWNER | AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP | PERCENT OF CLASS |
| --- | --- | --- |
| Edward A. Bennett | 92,780(1) | 1.09% |
| Robert C. Harris, Jr. | 77,086(2) | * |
| Edward Netter | (3) | - |
| Myron M. Picoult | 1,612(4) | * |
| Ronald I. Simon | 56,197(5) | * |
| Roy T.K. Thung | 33,334(2) | * |
| Martin E. Winter | 1,112(2) | * |
| George L. Hernandez | 12,225 | * |
| All officers and directors as a group (8 persons) | 274,346 | 3.17% |

* Less than 1%

 (1) Includes 87,780 shares issuable pursuant to options exercisable within 60 days of the record date.
 (2) Constitutes shares issuable pursuant to options exercisable within 60 days of the record date.
 (3) A group consisting of Geneve Holdings, Inc. ("GHI") and certain of its affiliates are the beneficial owners of 4,530,895 shares of common stock of Independence Holding Company ("IHC"), which represents 58% of the outstanding common stock of IHC as of the record date.   MIC is a wholly-owned subsidiary of IHC and owns 2,666,666 shares of the Company's common stock. Mr. Netter, Chairman and a Director of IHC, is an Executive Officer and a Director of GHI. Mr. Netter and members of his family control GHI.  Mr. Netter disclaims beneficial ownership as to the shares of the Company's common stock owned by MIC.
 (4) Includes 1,112 shares issuable pursuant to option's exercisable within 60 days of the record date.
 (5) Includes shares 41,766 issuable pursuant to options exercisable within 60 days of the record date.

## Additional Information

The Company files reports and other information with the Securities and Exchange Commission. Copies of these documents may be obtained at the SEC's public reference room in Washington, D.C. The Company's SEC filings are also available from commercial document retrieval services or on the SEC's web site at http://www.sec.gov. Stockholders may also request a copy of the Company's financial reports filed with the SEC by contacting the Company's Secretary at 485 Madison Avenue, 14th Floor, New York, New York 10022 telephone number (212) 355-4141 ext. 3047.

By Order of the Board of Directors

/s/ David T. Kettig_____
David T. Kettig, Secretary

July 8, 2003
New York, New York

IMPORTANT
PLEASE COMPLETE, SIGN AND DATE
YOUR WRITTEN CONSENT PROMPTLY
AND RETURN IT IN THE ENCLOSED ENVELOPE


WRITTEN CONSENT OF STOCKHOLDERS
AMERICAN INDEPENDENCE CORP.


This consent is solicited by the Board of Directors. When properly executed, this consent will be voted as designated by the undersigned on the reverse side. If this consent is signed, dated, and delivered to American Independence Corp. with no designation by the undersigned on the reverse side, this consent will constitute the stockholder's consent to and approval of the amendment.

Please sign names exactly as printed hereon. Executors, Administrators, Trustees, Guardians, and Attorneys should give full title as such. When shares are held jointly, all should sign. If the signer is a corporation, sign full corporate name by duly authorized officer. If the signer is a partnership, sign in the name of the partnership by an authorized person. If shares are held in more than one capacity, this consent shall be deemed valid for all shares held in all capacities.

| ---------- | ---------- |
| SEE REVERSE | SEE REVERSE |
| SIDE | SIDE |
| ---------- | ---------- |

(TO BE SIGNED AND DATED ON THE REVERSE SIDE)

[X]     PLEASE MARK AS IN THIS SAMPLE.


Amendment to the first paragraph of ARTICLE FOURTH of the Second Amended and Restated Certificate of Incorporation of AMERICAN INDEPENDENCE CORP. as set forth under the heading "The Amendment" in the Consent Solicitation Statement dated July 8, 2003.

MARK ONLY ONE OF THE FOLLOWING THREE BOXES:

[ ]     FOR                    [ ]     WITHHOLD                    [ ]     ABSTAIN


(Please sign and date below)


Dated:_____,


_____
Signature of Stockholder(s)


_____
Signature of Stockholder(s)

If signing as attorney, executor, administrator, trustee or guardian, please give full title as such, and, if signing for a corporation, give your title.  When shares are in the names of more than one person, each should sign.